Exhibit 99.1

Quhuo Announces Second Quarter 2020 Unaudited Financial Results

BEIJING, China, August 27, 2020 (GLOBE NEWSWIRE) — Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading tech-enabled workforce operational solution platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Key Second Quarter 2020 Financial Highlights

•	Revenues were RMB547.6 million (US$77.5 million), representing a 33.5% year-over-year increase and a 39.5% increase compared to the first quarter of 2020.

•

Gross profit was RMB60.4 million (US$8.5 million), representing a 24.8% year-over-year increase and a 441.7% increase compared to the first quarter of 2020. Gross margin was 11.0%, relatively stable as compared to 11.8% in the second quarter of 2019.

•

Adjusted net income was RMB21.0 million (US$3.0 million), compared with an adjusted net loss of RMB20.3 million in the first quarter of 2020, and an adjusted net income of RMB29.9 million in the same period last year.

•	Adjusted EBITDA was RMB40.3 million (US$5.7 million), relatively stable as compared to the same period last year and representing a 487.7% increase compared to the first quarter of 2020.

Second Quarter 2020 Operating Highlights

•

Sustained growth of on-demand food delivery. The number of average monthly delivery orders was 24.3 million, representing a 46.1% increase from the same period last year and a 44.0% increase from the first quarter of 2020. The Company’s core business has maintained growth momentum throughout the COVID-19 pandemic.

•

Expanded service scope. The Company fulfilled a total of 345,000 delivery orders for grocery and fresh food category, representing a 95.3% increase the first quarter of 2020. The COVID-19 pandemic increased demand for online grocery and fresh food shopping. In response, the Company expanded its service scope to satisfy the increasing demand for delivery service of grocery and fresh food for existing and new industry customers.

•

Continuing geographical expansion. The number of delivery areas reached 952 by the end of June 2020, representing a 62.2% increase from the same period last year. The number of average monthly active workers was 40,721, representing a 57.6% increase from the same period last year.

Leslie Yu, Chairman and Chief Executive Officer of the Company, commented, “We are pleased to report strong financial and operational growth for the second quarter of 2020, in this our first earnings release as a public company. During the second quarter, we increased the number of delivery areas to 952, expanded our geographical coverage to 75 cities and extended our service scope, all of which resulted in a larger customer base. As the outbreak of COVID-19 intensified, we capitalized on the surge in demand for local grocery and fresh food delivery services and successfully penetrated a new market as we further diversify our service offerings and maximize the efficiency of our platform. We plan to explore more opportunities in other industries in which we have existing operations, such as shared-bike maintenance, housekeeping and ride-hailing, by cooperating with new blue-chip industry customers.

Going forward, we will continue to actively expand our operations geographically, diversify our service offerings and expand our industry customer base to lay a solid foundation for future business growth. For example, we are currently exploring partnership opportunities with hotel chains and property management companies to provide them with housekeeping solutions, and we expect to achieve significant business growth through provision of those solutions in the third quarter. Meanwhile, we will continue to focus on improving our operational efficiency and flexibility in an effort to expand our margins as we create long-term sustainable growth for shareholders.”

Second Quarter 2020 Financial Results

Revenues were RMB547.6 million (US$77.5 million), representing an increase of 33.5% year over year, primarily due to the increase in revenues generated from on-demand food delivery solutions.

•

Revenues from on-demand food delivery solutions were RMB541.3 million (US$76.6 million), representing an increase of 34.8% from RMB401.7 million in the second quarter of 2019, primarily due to the increase in delivery orders fulfilled as a result of the continuing expansion into new geographical markets and the rapid growth of new service offerings, namely the grocery and fresh food delivery, which contributed revenues of RMB2.6 million (US$362,000) in this quarter.

•

Revenues from shared-bike maintenance solutions were RMB4.6 million (US$651,000), representing a decrease of 32.8% from RMB6.8 million in the second quarter of 2019, primarily due to (1) the decrease in the geographical coverage of the shared-bike maintenance solutions as the Company strategically withdrew its operations from a few cities where it underperformed, and (2) the adverse impact of the COVID-19 pandemic on the overall shared-bike business as a result of government-mandated quarantine measures.

•

Revenues from ride-hailing solutions were RMB1.3 million (US$180,000), representing a decrease of 16.7% from RMB1.5 million in the second quarter of 2019, primarily due to the preferential rental policy the Company offered to ride-hailing drivers on its platform during the COVID-19 outbreak, following the industry-wide relief measures.

•

Revenues from housekeeping solutions and other services were RMB379,000 (US$54,000), representing an increase of 560.9% from RMB57,000 in the second quarter of 2019, primarily due to the increases in the number of the Company’s collaborated industry customers and service offerings.

Cost of revenues were RMB487.2 million (US$69.0 million), representing an increase of 34.7% year over year, primarily due to the increased cost of revenues from on-demand food delivery solutions, ride-hailing solutions and housekeeping solutions and other services

•

Cost of revenues related to on-demand food delivery solutions was RMB480.3 million (US$68.0 million), representing an increase of 35.5% from RMB354.4 million in the second quarter of 2019, primarily due to the increase in 1) service fees paid to riders and team leaders in line with the increase in the delivery orders fulfilled, 2) hiring expenses for riders, 3) insurance expenses for riders and 4) rental fees paid to lease the workplace for additional service stations.

•

Cost of revenues related to shared-bike maintenance solutions was RMB3.6 million (US$512,000), representing a decrease of 39.4% from RMB6.0 million in the second quarter of 2019, which was generally in line with the decline of the business volume of shared-bike maintenance solutions.

•

Cost of revenues related to ride-hailing solutions was RMB2.9 million (US$409,000), representing an increase of 121.8% from RMB1.3 million in the second quarter of 2019, primarily due to the increase in the number of vehicles leased from third parties.

•

Cost of revenues related to housekeeping solutions and other services increased significantly to RMB459,000 (US$65,000) from RMB56,000 in the second quarter of 2019, primarily due to the increased service fees paid to workers in line with the business growth.

Gross profit was RMB60.4 million (US$8.5 million), representing an increase of 24.8% year over year, primarily due to the increase in gross profit of on-demand food delivery solutions and shared-bike maintenance solutions.

Gross margin was 11.0%, compared with 11.8% for the second quarter of 2019.

•

Gross margin of on-demand food delivery solutions was 11.3%, a slight decrease compared with 11.8% in the second quarter of 2019, primarily due to the increase in hiring expenses, insurance expenses and rental fees as a percentage of revenues.

•

Gross margin of shared-bike maintenance solutions was 21.4%, compared with 12.9% in the second quarter of 2019, primarily because the Company withdrew its operations from those cities where it underperformed.

•	Gross margin of ride-hailing solutions was negative 127.2%, compared with 14.6% in the second quarter of 2019, primarily due to the reasons discussed above.

•	Gross margin of house-keeping solutions and other services was negative 21.1%, compared with 2.3% in the second quarter of 2019, primarily due to the reasons discussed above.

Operating expenses were RMB30.8 million (US$4.4 million), representing an increase of 38.0% year over year.

•

General and administrative expenses were RMB29.5 million (US$4.2 million) (including share-based compensation of RMB1.3 million), representing an increase of 32.9% from RMB22.2 million (including share-based compensation of RMB3.4 million) in the second quarter of 2019. The increase was primarily due to the (1) the increase in staff costs as a result of an increased number of operating staffs, (2) the increase in professional service fees related to the Company’s IPO, and (3) losses incurred relating to a law suit. Excluding the effect of share-based compensation, professional service fees related to the IPO and losses incurred relating to a law suit, the general and administrative expenses would have increased by 25.6% from RMB 18.1 million in the second quarter of 2019 and, as a percentage of revenues, would have declined to 4.1% from 4.4% in the second quarter of 2019. As such, the Company obtained unit cost savings along with business growth.

•	Research and development expenses were RMB2.7 million (US$387,000), which remained relatively stable as compared to RMB2.7 million in the second quarter of 2019.

Income tax expense was RMB11.5 million (US$1.6 million), representing an increase of 43.7% from RMB8.0 million in the second quarter of 2019, primarily due to the increase in the taxable income generated from on-demand food delivery solutions.

Net income was RMB19.7 million (US$2.8 million), representing a decrease of 25.6% from RMB26.4 million in the second quarter of 2019.

Adjusted EBITDA was RMB40.3 million (US$5.7 million), relatively stable as compared to RMB42.1 million in the second quarter of 2019.(1)

Adjusted net income was RMB21.0 million (US$3.0 million), representing a decrease of 29.8% from RMB29.9 million in the second quarter of 2019.(1)

(1)	See “Use of Non-GAAP Financial Measures.”

Balance Sheet

As of June 30, 2020, the Company had cash and short-term investments of RMB155.1 million (US$22.0 million) and short-term debt of RMB113.3 million (US$16.0 million).

CONFERENCE CALL

Quhuo will hold a conference call on Thursday, August 27, 2020 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results.

Participant can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/3478235. Once preregistration has been completed, participants will receive dial-in numbers, a direct event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the direct event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.quhuo.cn/.

A replay will be accessible through 9:59 a.m. Eastern Time on September 4, 2020 by dialing the following numbers:

United States: +1-646-254-3697

International: +61-2-8199-0299

China Domestic: 400-6322-162

Hong Kong: +852-3051-2780

Conference ID: 3478235#

USE OF NON-GAAP FINANCIAL MEASURES

Quhuo has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Quhuo uses adjusted net income (loss) and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income (loss) represents net income (loss) before share-based compensation expenses. Adjusted EBITDA represents adjusted net income(loss) before income tax benefit(expense), amortization, depreciation and interest. Quhuo believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of share-based compensation expenses, income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Quhuo mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net income (loss) to adjusted net income and adjusted EBITDA, respectively.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended			For the Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)	(US$’000)
Net income (loss)	26,447	19,680	2,784	(19,920)	(1,899)	(269)
Less: Share-based Compensation	(3,443)	(1,290)	(183)	(57,480)	(2,580)	(365)
Adjusted net income	29,890	20,970	2,967	37,560	681	96

Less: Income tax expense	(8,017)	(11,518)	(1,630)	(9,011)	(14,436)	(2,043)
Depreciation	(685)	(2,640)	(374)	(1,325)	(4,113)	(582)
Amortization	(2,902)	(2,977)	(421)	(5,485)	(6,033)	(854)
Interest	(648)	(2,223)	(315)	(1,987)	(4,663)	(660)
Adjusted EBITDA	42,142	40,328	5,707	55,368	29,926	4,235

EXCHANGE RATE INFORMATION

This press release contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 7.0651 to US$1.00, the rate in effect as of June 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the guidance on [the total revenues] of the third quarter of 2020 in this press release contain forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Quhuo’s abilities to (1) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (2) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings, (3) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (4) maintain relationship with existing industry customers or attract new customers, (5) attract, retain and manage workers on its platform, and (6) maintain its market shares to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) was the largest workforce operational solution platform in China in 2019*. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, including food delivery, ride-hailing, housekeeping and bike-sharing. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

* According to an industry report prepared by Frost & Sullivan in 2019, as measured by the number of average monthly active workers in 2019.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

Annia Sun

E-mail: ir@meishisong.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2019	As of June 30, 2020
	(RMB)	(RMB)	(US$)
Assets
Current assets
Cash	126,779	107,676	15,241
Short-term investments	56,275	47,428	6,713
Accounts receivable, net of allowance	276,966	220,615	31,226
Prepayments and other current assets	43,058	43,199	6,114
Amounts due from related parties	18,392	—	—

Total current assets	521,470	418,918	59,294

Non-current assets
Property and equipment, net	25,632	28,462	4,029
Intangible assets, net	66,818	70,745	10,013
Long-term investments	1,715	1,065	151
Goodwill	26,231	26,231	3,713
Deferred tax assets	3,893	2,389	338
Other non-current assets	98,137	85,987	12,171

Total non-current assets	222,426	214,879	30,415

TOTAL ASSETS	743,896	633,797	89,709

Liabilities, mezzanine equity and shareholders’ deficit
Current liabilities
Accounts payable	232,276	156,016	22,083
Accrued expenses and other current liabilities	75,825	74,196	10,504
Short-term debt	143,979	113,348	16,043
Amounts due to a related party	—	3,134	444

Total current liabilities	452,080	346,694	49,074

Non-current liabilities
Deferred tax liabilities	2,556	2,263	320
Long-term debt	11,942	8,652	1,225
Other non-current liabilities	22,766	20,244	2,865

Total non-current liabilities	37,264	31,159	4,410

Total liabilities	489,344	377,853	53,484

Total mezzanine equity	1,031,001	1,031,001	145,928

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2019	As of June 30, 2020
	(RMB)	(RMB)	(US$)
Shareholders’ deficit
Ordinary shares	17	17	2
Additional paid-in capital	434,151	436,731	61,815
Accumulated deficit	(1,212,257)	(1,211,200)	(171,434)
Accumulated other comprehensive loss	(1,231)	(520)	(74)

Total Quhuo Limited shareholders’ deficit	(779,320)	(774,972)	(109,691)

Non-controlling interests	2,871	(85)	(12)

Total shareholders’ deficit	(776,449)	(775,057)	(109,703)

Total liabilities, mezzanine equity and shareholders’ deficit	743,896	633,797	89,709

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Revenues	410,122	547,577	77,504	758,798	940,195	133,076
Cost of revenues	(361,758)	(487,224)	(68,962)	(687,131)	(868,700)	(122,957)

Gross profit	48,364	60,353	8,542	71,667	71,495	10,119
Operating expenses
General and administrative	(22,189)	(29,487)	(4,174)	(93,907)	(57,014)	(8,070)
Research and development	(2,732)	(2,732)	(387)	(4,395)	(5,317)	(753)
Gains on disposal of intangible assets, net	2,610	1,437	203	3,663	1,292	183

Total operating expenses	(22,311)	(30,782)	(4,358)	(94,639)	(61,039)	(8,640)

Operating income (loss)	26,053	29,571	4,184	(22,972)	10,456	1,479
Interest income	8	254	36	10	515	73
Interest expense	(648)	(2,223)	(315)	(1,987)	(4,663)	(660)
Other income, net	9,062	3,601	510	13,918	6,930	981
Share of net income from equity method investees	—	—	—	162	—	—
Foreign exchange loss	(11)	(5)	(1)	(40)	(701)	(99)

Income (loss) before income tax	34,464	31,198	4,414	(10,909)	12,537	1,774
Income tax expense	(8,017)	(11,518)	(1,630)	(9,011)	(14,436)	(2,043)

Net income (loss)	26,447	19,680	2,784	(19,920)	(1,899)	(269)
Net loss attributable to non-controlling interests	177	980	139	1,271	2,956	418

Net income (loss) attributable to ordinary shareholders of Quhuo Limited	26,624	20,660	2,923	(18,649)	1,057	149

Income (loss) per share
Basic	0.68	0.53	0.07	(1.25)	0.03	0.00
Diluted	0.59	0.53	0.07	(1.25)	0.03	0.00
Shares used in income (loss) per share computation
Basic	14,972,760	14,972,760	14,972,760	14,972,760	14,972,760	14,972,760
Diluted	44,872,963	39,103,860	39,103,860	14,972,760	39,103,860	39,103,860
Other comprehensive income:
Foreign currency translation adjustment:	—	63	9	—	711	101

Comprehensive income (loss)	26,447	19,743	2,793	(19,920)	(1,188)	(168)
Less: Comprehensive loss attributable to non-controlling interests	177	980	139	1,271	2,956	418

Comprehensive income (loss) attributable to ordinary shareholders of Quhuo Limited	26,624	20,723	2,932	(18,649)	1,768	250